July 22, 2013

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen,

Please find attached a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) of ASC Acquisition LLC (the “Registrant”) to the staff of the U.S. Securities and Exchange Commission for confidential nonpublic review. The Registration Statement submitted herewith relates to the initial public offering of common stock of ASC Acquisition LLC (the “Offering”), a limited liability company organized under the laws of Delaware, which will be converted to a corporation organized under the laws of Delaware prior to the closing of the Offering. The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the U.S. Securities and Exchange Commission in accordance therewith.

Please contact me if you have any questions about this confidential submission.

Sincerely yours,

/s/ Helena K. Grannis

Helena K. Grannis, Esq.

Cc:	Michael L. Ryan, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

Richard Sharff, Esq.

ASC Acquisition LLC